UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [      x      ]                     Form 40-F [                ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The Results of the 55th Ordinary General Meeting of Shareholders

● Agenda 1 : Approval of Financial Statements for the 55th FY

                      (From January 1, 2022 to December 31, 2022)

                       (Year-end dividend per share : KRW 2,000)

Item(Unit : KRW)	Consolidated	Separate
Total Assets	98,406,781 million	51,149,119 million
Total Liabilities	40,149,380 million	3,977,256 million
Share Capital	482,403 million	482,403 million
Total Equity	58,257,401 million	47,171,863 million
Sales	84,750,204 million	8,589,819 million
Operating Profit	4,850,053 million	1,674,893 million
Net Profit	3,560,484 million	-467,852 million
Net Profit per Share	41,456	-6,185

<Approval of Dividend Distribution>

Details	2022
1. Annual Dividend per Share (KRW)	12,000
- Year-End Dividend (KRW)	2,000
- Quarterly Dividend (KRW)	10,000
2. Dividend Yield Ratio (%) ( = Annual Dividend per Share / Market Price)	4.1

☐ Agenda 2: Partial Amendments of the Articles of Incorporation

Agenda 2 is approved by the 55th Ordinary General Meeting of Shareholders as proposed.

Existing Article	Amendment

Article 3. Location of the Head Office and Branch Offices

The head office of the Company shall be located at Seoul, the Republic of Korea (“Korea”). Branch offices may be established elsewhere by resolution of the Board of Directors of the Company.

Article 3. Location of the Head Office and Branch Offices

The head office of the Company shall be located at Pohang, Gyeongsangbuk-do, the Republic of Korea (“Korea”). Branch offices may be established elsewhere by resolution of the Board of Directors of the Company.

Article 19. Convening of General Meeting of Shareholders (3) General Meeting of Shareholders shall be held at location of the Company’s head office but also may be held at a nearby place if necessary.

Article 19. Convening of General Meeting of Shareholders

(3) General Meeting of Shareholders shall be held at the location of the Company’s head office or in Seoul but also may be held at a nearby place if necessary.

Article 25. Exercise of Voting Right in Writing

(1) Any shareholder is entitled to exercise its voting rights at a General Meeting of Shareholders in writing without being present at such General Meeting of Shareholders.

(2) In connection with Paragraph (1) above, the Company shall attach the document necessary for the shareholder’s exercise of its voting rights in writing and any reference documents to the written notice for convening a General Meeting of Shareholders.

(3) A shareholder, who intends to exercise its voting rights in writing, shall fill in the document referred to in Paragraph (2) above and submit such document to the Company one (1) day prior to the date of the relevant General Meeting of Shareholders.

Article 25. Delete

Article 56. Dividends

(3) The Company may pay quarterly dividends in cash by a resolution of the Board of Directors each fiscal year. In such case, the record date for the distribution of quarterly dividends shall be the last day of March, June and September. The dividends should be paid within 20 days from the resolution above.

(4) Dividends referred to in Paragraphs (1) and (3) shall be paid to the shareholders and registered pledgees whose names appear in the shareholders’ register of the Company as of the last day of each fiscal year or the record date for the distribution of quarterly dividends.

Article 56. Dividends

(3) Dividends referred to in Paragraph (1) shall be paid to the shareholders or registered pledgees whose names appear in the shareholders’ register of the Company as of the record date determined by the resolution of the Board of Directors. In case the Company sets forth the record date for dividends, the Company shall post a public notice at least two (2) weeks prior to the record date.

(4) Delete

-

Article 56-2. Quarterly Dividends

(1) The Company may pay quarterly dividends in cash by a resolution of the Board of Directors each fiscal year. In such case, the record date for the distribution of quarterly dividends shall be the last day of March, June or September. The dividends shall be paid within 20 days from the resolution above.

(2) Dividends referred to in Paragraph (1) shall be paid to the shareholders or registered pledgees whose names appear in the shareholders’ register of the Company as of the record date for the distribution of quarterly dividends.

-

ADDENDA (March 17, 2023)

The amended Articles of Incorporation shall be effective as of the date on which they are approved by the resolution at the Ordinary General Meeting of Shareholders for the 55th fiscal year; provided, however, that the amendments to Article 56, Paragraph (3) shall apply starting from the payment of year-end dividends for the fiscal year 2023.

● Agenda 3: Election of Inside Directors

○ Number of Inside Directors to be Elected: 3 Directors

- Agenda from 3-1 to 3-3 is approved by the 55th Ordinary General Meeting of Shareholders as proposed.

Name/ Agenda	Date of Birth Recommended by	Period	Professional Experience	Term
Details
Jeong, Ki-Seop (3-1)	October 4, 1961	January 2023 ~ Present	CSO of Chief Strategy Office, President of POSCO HOLDINGS INC.	1 Year
		2020	Representative Director, President of POSCO Energy
	Board of Directors	2018	Senior Executive Vice President, Head of Corporate Planning Division, POSCO Energy
		2017	Executive Vice President, Head of Domestic Business Management Office, POSCO
		2016	Senior Vice President, Head of Domestic Business Management Office, POSCO
		2015	Senior Vice President, Finance Chief, POSCO
		2013	Senior Vice President, Head of Business Strategy Department, POSCO International
		2012	Senior Vice President, Head of Overseas Management Team, POSCO International

Name/ Agenda	Date of Birth Recommended by	Period	Professional Experience	Term
Details

Yoo, Byeong-Og (3-2)	May 4, 1962	March 2022 ~ Present	Senior Executive Vice President (Inside Director), Head of Green Materials & Energy Business Team, POSCO HOLDINGS INC.	1 Year
	Board of Directors	February 2022	Senior Executive Vice President, Head of Green Materials & Energy Business Team of Governance Enhancement TFO (TF Organization), POSCO
		2021	Senior Executive Vice President, Head of Industrial Gasses & Hydrogen Business Unit, POSCO
		2019	Senior Executive Vice President, Head of Purchasing and Investment Division, POSCO
		2017	Executive Vice President, Head of Corporate Strategy Department, POSCO
		2016	Senior Vice President, Head of Raw Materials Department, POSCO
		2015	Senior Vice President, Head of Stainless Steel Raw Materials Department and Raw Materials Department II, POSCO

Name/ Agenda	Date of Birth Recommended by	Period	Professional Experience	Term
Details

Kim, Ji-Yong (3-3)	March, 14, 1962	January 2023 ~ Present	Senior Executive Vice President, Head of New Experience of Technology Hub, POSCO HOLDINGS INC.	1 Year
	Board of Directors	2022	Senior Executive Vice President (Inside Director), Head of Safety Health Environment(SHE) Division, POSCO
		2021	Senior Executive Vice President, Head of Gwangyang Steelworks, POSCO
		2018	Executive Vice President, President of PT.KP (Krakatau-POSCO), Representative President of PT-P-Indonesia Inti * Senior Executive Vice President (from Feb. 2018 onward)
		April 2015	Executive Vice President, Representative President of PT-P-Indonesia Inti
		February 2015	Executive Vice President, Head of PT-P-Indonesia Inti Launch TF Team
		2014	Executive Vice President, Head of Steel Solutions Centre, POSCO
		2010	Senior Vice President, Head of Advanced Materials Department, POSCO

● Agenda 4: Election of Non-Standing Director

○ Number of Non-Standing Director to be Elected: 1 Director

- Agenda 4 is approved by the 55th Ordinary General Meeting of Shareholders as proposed.

Name	Date of Birth Recommended by		Professional Experience	Term
		Period	Details
	May 27, 1959	March 2022 ~ Present	Representative Director, Vice Chairman, POSCO	1 Year
	Board of Directors	2022	Representative Director, Vice Chairman, Head of Steel Business Unit, POSCO
Kim, Hag-Dong		2021	Representative Director, President, Head of Steel Business Unit, POSCO
		2019	Senior Executive Vice President(Inside Director), Head of Steel Production & Technology Division, POSCO
		2017	Senior Executive Vice President, Head of Gwangyang Steelworks, POSCO
		2015	Senior Executive Vice President, Head of Pohang Steelworks, POSCO
		2013	Representative Director, Senior Executive Vice President, SNNC

● Agenda 5: Election of Outside Director

○ Number of Outside Director to be Elected: 1 Director

- Agenda 5 is approved by the 55th Ordinary General Meeting of Shareholders as proposed.

Name/Agenda	Date of Birth Recommended by		Professional Experience	Term
		Period	Details
Kim, Joon-Ki	May 13, 1965	2008 ~ Present May, 2022 ~ Present	President, Korean Council for International Arbitration (KOCIA)	3 Years
	Director Candidate Recommendation Committee	2021 ~Present	Vice Chair, ICC Korea, International Arbitration Committee
		2018 ~ Present	Member, KCAB, International Arbitration Committee
		2013 ~ Present	Panel of Arbitrators, World Bank’s International Centre for Settlement of Investment Disputes
		1998 ~ 2008	Professor, Graduate School of International Studies, Yonsei University
		2003 ~ 2007	Founding Executive Director, Hills Governance Center in Korea
		1995 ~ 1998	Professor of Law, Hongik University
		1992 ~ 1995	Attorney, Foley & Lardner, Washington, D.C

● Agenda 6: Approval of the Ceiling Amount of Total Remuneration for Directors

- Agenda 6 is approved by the 55th Ordinary General Meeting of Shareholders as proposed.

☐	The ceiling amount (to be approved) of the total remuneration in the FY 2023:

KRW 10.0 billion

☐	The ceiling amount (approved) of the total remuneration in the FY 2022:

KRW 10.0 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date : March 17, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President